SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For fiscal year ended December 31, 1996

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              For the transition period from to



                        Commission file number 333-19543



             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

               Hvide Marine Incorporated Retirement Plan and Trust



                          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                            HVIDE MARINE INCORPORATED
                        2200 Eller Drive, P.O. Box 13038
                          Ft. Lauderdale, Florida 33316
                            Telephone: (954) 523-2200

                                    SIGNATURE

THE PLAN

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       Hvide Marine Incorporated Retirement Plan and Trust





                                /s/ GENE DOUGLAS
                                  Gene Douglas

                            HVIDE MARINE INCORPORATED
                            RETIREMENT PLAN AND TRUST



INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants.........................F-2

Financial Statements:

         Statement of Changes in Net Assets Available for
         Plan Benefits, December 31, 1996 and 1995.........................F-3

         Statement of Changes in Net Assets Available for
         Plan Benefits for the Year Ended December 31, 1996 and 1995.......F-4

         Notes to Financial Statements.....................................F-5

Note - Schedules not filed herewith, are omitted due to the absence of conditions under which they are required.

APPENDIX A -- GROUP CLASSIFICATION

Exhibit A -- Independent Certified Public Accountants Consent

July 16, 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator, Hvide Marine Incorporated
Retirement Plan and Trust

We have been engaged to audit the financial statements of the Hvide Marine Incorporated Retirement Plan and Trust ("The Plan") as of December 31, 1996 and 1995, and for the years then ended, listed in the accompanying index (page F-1). These financial statements are the responsibility of management.

As permitted by Section 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974, the Plan Administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information certified by T. Rowe Price Retirement Plan Services, Inc., the Trustees of the Plan, except for comparing such information to the related information included in the financial statements. We have been informed by the Plan Administrator that the trustees or their designees holds the Plan's investment assets and executes transactions therein. The Plan Administrator has obtained a certification from the Trustees that the information provided to the Plan Administrator is complete and accurate.

Because of the significance of the information that we did not audit, the scope of our work was not sufficient to enable us to express and we do not express an opinion on the accompanying financial statements, referred to above. The form and content of the information included in the financial statements, other than that derived from the information certified by the Trustees, have been examined by us and, in our opinion, are presented in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.


Kelly & Kelly, C.P.A.'s, P.A.

                            HVIDE MARINE INCORPORATED
                            RETIREMENT PLAN AND TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1996 AND 1995

                                                                                 1996            1995
                                                                             --------------   ---------
ASSETS

   Cash Equivalents.......................................................   $                $    4,014,664
   Contribution Receivable - Employer.....................................        1,152,653        1,028,685
   Contribution Receivable - Employee.....................................           61,984           43,904
   Other Receivables......................................................                             3,324
   Investments at Fair Value:
     Pooled Common/Collective Trusts......................................        8,349,411        7,097,872
     Registered Investment Companies......................................       10,476,784        4,192,388
                                                                             --------------   --------------

Total.....................................................................   $   20,040,832   $   16,380,837

LIABILITIES
   Death Benefit Payable..................................................             None   $       74,728
                                                                             --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS.........................................   $   20,040,832   $   16,306,109
                                                                             ==============   ==============


























                        See Notes to Financial Statements

                            HVIDE MARINE INCORPORATED
                            RETIREMENT PLAN AND TRUST
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
          PLAN BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                                  1996             1995
                                                                             --------------   ---------
Additions to Net Assets Attributed to:
   Investment Income
     Common/Collective Trusts.............................................   $      597,766   $      504,266
     Registered Investments Companies.....................................        1,442,571        1,079,423
     Reimbursed Fees......................................................                            27,000
                                                                             --------------   --------------

              TOTAL.......................................................        2,040,337        1,610,689
                                                                             --------------   --------------

   Contributions
     Employer.............................................................        1,145,033        1,038,058
     Employee.............................................................        1,512,057        1,135,562
                                                                             --------------   --------------

              TOTAL.......................................................        2,657,090        2,173,620
                                                                             --------------   --------------

         TOTAL ADDITIONS..................................................   $    4,697,427   $    3,784,309
                                                                             ==============   ==============

Deductions from Net Assets Attributed to:
   Payment to Beneficiaries...............................................   $      962,704   $      664,397
   Expenses   ............................................................                            36,177
                                                                             --------------   --------------

         TOTAL DEDUCTIONS.................................................   $      962,704   $      700,574
                                                                             ==============   ==============

NET INCOME

Net Assets Available for Plan Benefits
   Beginning of Year......................................................   $   16,306,109   $   13,222,374
                                                                             --------------   --------------
   End of Year............................................................   $   20,040,832   $   16,306,109
                                                                             ==============   ==============

                            HVIDE MARINE INCORPORATED
                            RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF PLAN

         The following brief description of the Hvide Marine, Incorporated Retirement Plan and Trust ("The Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete formation.

         General - The Plan is a defined contribution pension plan. Sponsor has applied for, and received, a determination that the Plan qualifies as a tax-exempt plan and trust under Sections 401 and 501 of the Internal Revenue Code (the "IRC"). The Plan Sponsor has made certain elections relating to employee contributions and voluntary salary reductions under Section 401 of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Pension Benefits - The Plan is designed to provide retirement benefits, based on compensation and length of service, to members who attain normal retirement age. All employees become eligible to participate in the plan at the earlier of (1) the completion of one year of continuous service or, (2) attainment of full time, regular employee status. Participants are immediately vested in their pre-tax and after-tax contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of vesting service (1,000 hours during the calendar year or, for maritime employees 125 days of service during the calendar year). A Participant becomes vested as to the employer's contribution according to the following schedules:

               YEAR OF SERVICE                           PERCENTAGE

                     1                                      20%
                     2                                      40%
                     3                                      60%
                     4                                      80%
                     5                                     100%

         Each year, the Plan Sponsor will contribute to the Plan the amount of each employee's pre-tax contribution and after-tax contribution, if any. The Plan Sponsor also may elect each year to make discretionary additional contributions to the Plan, as either matching or profit sharing contributions. If the Plan Sponsor elects to make a matching or profit sharing contribution, it will be in the percentages of eligible participants' Gross Pay or Base Pay, as provided in the following table. As of December 31, 1996, the maximum amount of any participant's pre-tax or after-tax contribution and the percentage of the discretionary matching or profit sharing contribution depend on the participant's "group" classification and his or her Gross Pay or Base Pay and are as follows:


                                             MAXIMUM AFTER-      MATCHING FORMULA/MAX.         PROFIT SHARING
           EMPLOYEE GROUP #MAX. ELECTIVE    TAX CONTRIBUTION     PAY MATCHED                    CONTRIBUTION

          A 1             12% Gross Pay      1% Gross Pay               N/A                   7% Gross Pay
          B 2             12% Gross Pay      1% Gross Pay               N/A                   7% Gross Pay
          C 3             12% Gross Pay      1% Gross Pay      $1/$1 up to 6% Gross Pay              N/A
          D 4             12% Gross Pay      1% Gross Pay      $1/$1 up to 4% Gross Pay              N/A
          E 5             12% Gross Pay      1% Gross Pay      $1/$1 up to 7% Gross Pay              N/A
          F 6             12% Gross Pay      1% Gross Pay               N/A                   9% Gross Pay
          G 7             12% Gross Pay      1% Gross Pay      $1/$1 up to 8% Gross Pay              N/A
          H 8             12% Base Pay       1% Base Pay                N/A                   9% Base Pay
          I 9             12% Base Pay       1% Base Pay       $1/$1 up to 6% Base Pay               N/A
         J 10             12% Gross Pay      1% Base Pay       $1/$1 up to 4% Base Pay               N/A

The Group Numbers to which employees are assigned are as provided in Appendix A (Attached)

         Participant Accounts - Each participant's account is credited with the participant's contribution and all allocations of the Plan Sponsor's contribution and Plan earnings. Forfeitures are used to reduce Plan Sponsor contributions for the year during which the forfeiture occurred. Participants direct investment of their account balances. Participants' accounts are credited with earnings or losses based on their directed investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         Payment of Benefits - At termination of employment, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or annual installments over a certain period. A participant also may direct that the Plan distribute his or her account to another employers qualified plan or an individual retirement account (except the non-taxable portion). Account balances of $3,500 or less will be paid in a lump sum following termination of employment.

         Plan Termination - Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

         In the event of Plan termination, participants will become 100 percent vested in their accounts.

         Plan assets do not include insurance or investment contracts.

         All employer contributions are in cash, there are no recapture party transactions.

         All investments are participant directed, and allocated among the following:


                                                                         COST              VALUE

         TRP STABLE VALUE FUND....................................   $   8,349,411    $   8,349,411
         INTERNATIONAL STOCK FUND.................................         503,333          530,782
         NEW ASIA FUND............................................         156,832          159,703
         NEW HORIZON FUND.........................................         805,493          762,073
         SMALL-CAP VALUE FUND.....................................       2,157,363        2,426,652
         EQUITY INDEX FUND........................................       1,947,384        2,226,201
         HIGH YIELD FUND..........................................          19,297           19,680
         NEW AMERICA GROWTH FUND..................................         412,024          398,351
         SCIENCE & TECHNOLOGY FUND................................         728,735          683,190
         MID CAP GROWTH...........................................         678,553          711,027
         EQUITY INCOME FUND.......................................       2,304,280        2,507,123
         SPECTRUM INCOME FUND.....................................          51,807           52,002

2.       SUMMARY OF ACCOUNTING POLICIES

         The following are the significant accounting policies followed by the
         Plan:

         Basis of Accounting - The Plan has prepared its financial statements on the accrual basis of accounting.

         Valuation of Investments - Quoted Market prices and Fair Value Reporting are used to value investments.

         All non elective contributions are made by the Plan Sponsor within the time prescribed by law, including extensions for filing the Federal Income Tax Return for the year. The employee elective and voluntary contributions arising from payroll deductions are paid no later than the end of the succeeding month following such payroll deductions. The contributions for 1996 met the funding requirements of ERISA.

3.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments" requires disclosure of estimated fair values of financial instruments. The estimated fair values of the Plan's assets are recognized in the financial statements.

4.       SIGNIFICANT TRANSACTIONS

         Transactions on series of transactions in excess of five percent of the current value of Plans assets are as follows:


                                              PURCHASE       SELLING     COST OF      CURRENT      NET GAIN/
     DESCRIPTION                             PRICE            PRICE       ASSET        VALUE         LOSS

     High Yield Fund......................       20,310                    20,311       20,311
     High Yield Fund......................       (1,014)      (1,032)      (1,014)      (1,032)           18
     Spectrum Income Fund.................       92,193                    92,193       92,193
     Spectrum Income Fund.................      (40,385)     (40,168)     (40,385)     (40,168)         (217)
     Starele Value Fund...................    2,855,674                 2,855,674    2,855,674
     Starele Value Fund...................    4,531,373    4,531,373    4,531,373    4,531,373
     International Stock Fund.............      693,932                   693,932      693,932
     International Stock Fund.............     (190,888)    (195,836)    (190,888)    (195,836)        4,948
     New Asia Fund........................      248,523                   248,523      248,523
     New Asia Fund........................      (91,691)     (87,152)     (91,691)     (87,152)       (4,539)
     New Horizon Fund.....................      871,491                   871,491      871,491
     New Horizon Fund.....................      (66,088)     (68,142)     (66,088)     (68,142)        2,054
     Small Cap Fund.......................    2,637,156                 2,637,156    2,637,156
     Small Cap Fund.......................     (484,652)    (542,025)    (484,652)    (542,025)       57,373
     Equity Index Fund....................    2,571,926                 2,571,926    2,571,926
     Equity Index Fund....................     (627,594)    (668,848)    (627,594)    (668,848)       41,254
     New America Growth Fund..............      412,143                   412,143      412,143
     New America Growth Fund..............         (119)        (128)        (119)        (128)            9
     Science Technology Fund..............      850,383                   850,383      850,383
     Science Technology Fund..............     (121,647)    (120,222)    (121,647)    (120,222)       (1,425)
     Mid Cap Growth.......................      725,178                   725,178      725,178
     Mid Cap Growth.......................      (46,625)     (47,173)     (46,625)     (47,173)          548
     Equity Index Fund....................    2,840,613    2,840,613    2,840,613
     Equity Index Fund....................     (539,705)    (558,700)    (539,705)    (558,700)       18,995

5. The Financial Statements are in agreement with Form 5500.

                        GROUP CLASSIFICATION - APPENDIX A


"Group A Employees" are Employees who are based shoreside and includes all Employees who provide administrative services for the Employer other than those Employees described as "Group Five Employees," below.

"Group B Employees" are Employees who are crewmembers of tugboats, further categorized as follows:

Employees who perform services for Port Everglades Towing and who were hired before August 15, 1995.

Employees who perform services for Mobil Bay Towing and who were hired before December 1, 1995.

Employees who perform services for Port Canaveral Towing and who were hired before December 1, 1995.

"Group C Employees" are Employees who are crewmembers of tugboats, further categorized as follows:

Employees who perform services for Port Everglades Towing and who were hired on or after August 15, 1995.

Employees who perform services for Mobile Bay Towing and who were hired on or after December 1, 1995.

Employees who perform services for Port Canaveral Towing and who were hired on or after December 1, 1995.

"Group D Employees" are Employees who perform services offshore for Sun State Marine Services, Inc. and Seabulk Offshore, Ltd. and who are referred to as "offshore" Employees.

"Group E Employees" are Employees who perform services on shore for Sun State Marine Services, Inc., Seabulk Offshore, Ltd., Seabulk Offshore International and Ocean Specialty Tankers Corp., who are referred to as "administrative" Employees.

"Group F Employees" are Employees who are licensed officers and members of Seabulk Officer's Association who perform services offshore on tankers and who were hired in 1994 and earlier.

"Group G Employees" are Employees who are licensed officers and members of Seabulk Officer' Association who perform services offshore on tankers and who were hired in 1995 or later.

"Group H Employees" are Employees who are unlicensed personnel and members of Seabulk Seaman's Association who perform services.

                                     Exhibit A


                           Letterhead of Kelly & Kelly



               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement No. 333-19543 on Form S-8 of Hvide Marine Incorporated of our report dated July 16, 1997 appearing in this Annual Report on Form 11-K of the Hvide Marine Incorporated Retirement Plan and Trust for the year ended December 31, 1996.



Kelly & Kelly, CPAs PA
Ft. Laudderdale, FL
August 26, 1997